

October 6, 2010

Mr. David Weiner
Chief Executive Officer
SB Partners
1 Newhaven Avenue
Suite 207, Box 11
Milford, CT 06460

> **Re: SB Partners**
> **Form 10-K for the year ended December 31, 2009**
> **Filed June 10, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Filed July 21, 2010**
> **File No. 0-08952**

Dear Mr. Weiner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Tom Kruger (*via facsimile*)